UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder
Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 6
PINNACLE BANCSHARES, INC.

(Name of Issuer)
PINNACLE BANCSHARES, INC.

(Names of Persons Filing Statement)
Common Stock

(Title of Class of Securities)
722903101

(CUSIP Number of Class of Securities)
Robert B. Nolen, Jr.
President and Chief Executive Officer
Pinnacle Bancshares, Inc.
1811 Second Avenue
Jasper, AL 35502-1388
(205) 221-4111
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)
Copy to:
Edward B. Crosland, Jr.
Jones, Walker, Waechter, Poitevent, Carrèrre & Denègre, L.L.P.
2600 Virginia Avenue, N.W., Suite 1113
Washington, DC 20037
(202) 944-1101
(202) 944-1109 (facsimile)
This statement is filed in connection with (check the appropriate box):
a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☒ A tender offer.

d.	☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee

$87,725	$2.70

*	Calculated solely for the purpose of determining the filing fee, which was based upon a tender offer price of $16.25 per share for the eligible common stock as of October 10, 2007, multiplied by our estimate of the maximum number of shares to be purchased (4,900 shares), plus $50.00 to each eligible stockholder who accepts the tender offer (estimated to be a maximum of 162 stockholders.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	$2.70
Form or Registration No.:	Schedule 13E-3
Filing Party:	Pinnacle Bancshares, Inc.
Date Filed:	October 18, 2007

     This Amendment No. 6 to Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3, as amended by Amendments No. 1, 2, 3, 4 and 5 thereto, filed with the Securities and Exchange Commission on October 31, November 21, December 4, December 7 and December 17, 2007, respectively, by Pinnacle Bancshares, Inc., a Delaware corporation, in connection with its offer to purchase all shares of its common stock, held by stockholders that owned 99 or fewer shares as of the close of business on October 10, 2007, and that continue to own such shares through the expiration date of the offer, pursuant to the offer to purchase and the related letter of transmittal. Except as otherwise noted below, no changes have been made to the responses to the Schedule 13E-3, as amended.
     Items 1 through 15 of the Schedule 13E-3, as amended, which incorporate by reference the information contained in the offer to purchase, are hereby amended as follows:
     The expiration date of the offer to purchase, which was 5:00 p.m., Central Time, on January 4, 2008, has been extended to 5:00 p.m., Central Time, on January 18, 2008. The expiration date of the offer to purchase may be further extended and the offer to purchase may also be earlier terminated. The offer to purchase, the letter of transmittal and the related documents are amended in their entirety to replace all references to 5:00 p.m., Central Time, on January 4, 2008 with 5:00 p.m., Central Time, on January 18, 2008.

ITEM 16. EXHIBITS.
Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
16(a)(1)(i)	Offer to Purchase dated October 18, 2007*
16(a)(1)(ii)	Letter of Transmittal*
16(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
16(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
16(a)(1)(v)	Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
16(a)(l)(vi)	Form of Notice of Guaranteed Delivery*
16(a)(1)(vii)	Letter to Stockholders from James W. Cannon, Chairman of the Board, and Robert B. Nolen, Jr., President and Chief Executive Officer, dated October 18, 2007.*
16(a)(1)(viii)	Offer to Purchase Flier to Stockholders*
16(a)(1)(ix)	Letter to Stockholders from James W. Cannon, Chairman of the Board, and Robert B. Nolen, Jr., President and Chief Executive Officer, dated October 31, 2007.*
16(a)(1)(x)	Letter of Transmittal.*
16(a)(1)(xi)	Offer to Purchase, as amended on November 21, 2007*
16(a)(1)(xii)	Offer to Purchase, as amended on December 3, 2007.*
16(a)(1)(xiii)	Letter to Stockholders from Robert B. Nolen, Jr., President and Chief Executive Officer, dated December 3, 2007.*
16(a)(1)(xiv)	Letter of Transmittal dated December 3, 2007.*
16(a)(1)(xv)	Letter to Stockholders dated December 17, 2007.*
16(a)(1)(xvi)	Offer to Purchase, as amended on January 3, 2008.
16(a)(1)(xvii)	Letter to Stockholders dated January 3, 2008.
16(a)(1)(xviii)	Letter of Transmittal dated January 3, 2008.
16(a)(5)(i)	Press Release dated October 18, 2007.*
16(a)(5)(ii)	Press Release dated December 3, 2007.*
16(a)(5)(iii)	Press Release dated December 7, 2007.*
16(a)(5)(iv)	Press Release dated January 3, 2008.

*	Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PINNACLE BANCSHARES, INC.
By:	/s/ Robert B. Nolen, Jr.
Robert B. Nolen, Jr.
President and Chief Executive Officer

Dated: January 3, 2008